International Business Machines Corporation

Corporate Law Department

One New Orchard Road

Armonk, NY 10504

VIA EDGAR

October 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski and Amanda Ravitz
Division of Corporation Finance
Disclosure Review Program

Re:	International Business Machines Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2022
File No. 001-02360

Dear Ms. Gowetski and Ms. Ravitz:

This letter is being submitted in response to the comment letter dated September 2, 2022, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the above referenced filing of International Business Machines Corporation (the “Company”).

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto.

General

1.	Please expand your discussion to address how the experience of the Lead Director is brought to bear in connection with your board’s role in risk oversight.

2.	Please expand upon the role that your Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on the design of the board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	how the board interacts with management to address existing risks and identify significant emerging risks;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

Response:

The Company appreciates the Staff’s comments and respectfully believes that the disclosures in its Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders with respect to the Company’s board leadership structure and role in risk oversight are responsive to Item 407(h) of Regulation S-K. Notwithstanding this belief, the Company will review its proxy disclosures regarding the topics discussed in the Staff’s comments and, beginning with its Definitive Proxy Statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, enhance such disclosures in accordance with the Staff’s comments.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at (914) 499-4825.

Very truly yours,

/s/ Frank Sedlarcik
Frank Sedlarcik Vice President, Assistant General Counsel and Secretary